Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces executive appointments and elects non-executive
     Chairman of the Board

     TORONTO, May 15 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. today announced the following executive changes to create its leadership team, align management responsibilities and formulate Kingsway's strategy for the future.
     Shelly Gobin is appointed Senior Vice President and Chief Financial
Officer. Ms. Gobin was recently promoted to Vice President and Chief Financial
Officer in January of this year. Ms. Gobin will also assume overall responsibility for reinsurance in her new role.
     Colin Simpson is appointed Senior Vice President and Chief Strategy
Officer. Mr. Simpson is currently President and Chief Executive Officer of
York Fire & Casualty Insurance Company and he will retain this position for the foreseeable future. Mr. Simpson joined York Fire in 2004 and has been instrumental in increasing York Fire's profile within the Canadian marketplace. In Mr. Simpson's new role he will assume responsibility for strategic planning, corporate underwriting development, strategic shared services and group acquisitions.
     Dennis Fielding is appointed Senior Vice President and Chief
Administration Officer. Mr. Fielding, previously a Vice President of Kingsway joined Kingsway in 1998 and has been responsible for human resources and administration. In his new role, Mr. Fielding will assume responsibility for information technology, procurement of goods and services, facilities management, and business continuity and disaster recovery planning.
     In addition, Kathleen Howie has been appointed Vice President and General
Counsel, Kingsway Financial and Amy Pinkerman Condo has been appointed Vice
President and General Counsel of Kingsway's U.S. holding company, Kingsway
America Inc. Ms. Howie, currently Assistant Vice President and Chief Legal
Counsel of Kingsway, has an extensive background in complex insurance litigation and significant experience in regulatory compliance, privacy and corporate governance. Ms. Pinkerman Condo, currently Assistant Vice President and Chief Legal Counsel of Kingsway America Inc., has 13 years of experience representing insurance companies and agencies, principally handling corporate, transactional and regulatory compliance matters.
     The Directors of the Company have elected Mr. F. Michael Walsh to the position of non-executive Chairman of Kingsway Financial Services Inc.
effective May 8, 2008. Mr. Walsh has been a Director of Kingsway since 2000 and was appointed Lead Director in 2003.
     "These executive changes are the next phase in implementing Kingsway's future direction", said Shaun Jackson, President and Chief Executive Officer.
"The appointments are well deserved and are an important step in forming a strong leadership team at Kingsway that will allow us to successfully develop and execute our strategy for the future."
     "Ms. Howie and Ms. Pinkerman Condo's appointments to the in-house General
Counsel role will strengthen the oversight and management of the Company's legal affairs and provide in-house legal expertise within our executive team.
Mr. Walsh's appointment as non-executive Chairman strengthens our governance structure, as it places a qualified, independent individual as chair of the
Company. I look forward to working with Michael and the other members of the
Board as we set our course for the future."

     About the Company

     Kingsway Financial Services Inc. is one of the largest non-standard automobile insurers and truck insurers in North America based on A.M. Best data that we have compiled. The Company also provides commercial and personal property insurance, standard automobile insurance, motorcycle insurance and other specialty insurance where limited competition and an emphasis on underwriting profit provide an opportunity for consistent and above-average returns. Kingsway Financial operates through 11 wholly-owned insurance subsidiaries in Canada and two insurance agencies in Canada and the United
States. The Company employs approximately 2,900 people in Canada and the
United States and is headquartered in Mississauga, Ontario, Canada. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock
Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 15:31e 15-MAY-08